UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.

L. B. Foster Company 401(k) and Profit Sharing Plan
(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBIT INDEX

Exhibit 23.1Consent of Independent Registered Public Accounting Firm

Financial Statements and
Other Financial Information

L. B. Foster Company 401(k) and Profit Sharing Plan
December 31, 2010 and 2009, and the
Year Ended December 31, 2010
With Report of Independent Auditors

L. B. Foster Company
401(k) and Profit Sharing Plan

Financial Statements
and Other Financial Information

December 31, 2010 and 2009, and the
Year Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
L. B. Foster Company
401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company 401(k) and Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 29, 2011

L. B. Foster Company
401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$50,756,613	$43,691,547

Receivables:
Notes receivable from participants	1,226,234	1,076,722
Contribution receivable from employer	750,000	750,000
Net assets available for benefits	$52,732,847	$45,518,269

See accompanying notes.

L. B. Foster Company
401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income:
Interest and dividends	$1,020,615
Net realized/unrealized appreciation in investment fair value	5,381,131
Other	60
Total investment income	6,401,806

Interest income from notes receivables from participants	64,893

Contributions:
Employee	1,978,526
Employer	1,649,566
Rollover	272,684
Total contributions	3,900,776
10,367,475

Deductions
Benefit payments	3,138,941
Administrative expenses	13,956
3,152,897

Increase in net assets available for benefits	7,214,578
Net assets available for benefits, beginning of year	45,518,269
Net assets available for benefits, end of year	$52,732,847

See accompanying notes.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

Effective March 1, 2007, the Company merged the L. B. Foster Company Retirement Savings Plan into the L. B. Foster Company Voluntary Investment Plan. The consolidated plan became the L. B. Foster Company 401(k) and Profit Sharing Plan. The following brief description of the L. B. Foster Company 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible employees of L. B. Foster Company (the Company) who have attained age 18. The L. B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

The Plan includes a provision for an immediate company match. Participants receive a company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match on the combined total of these contributions up to the matching limit.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $750,000 were approved for both 2010 and 2009. The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with nonvested employer matching contributions. During the year ended December 31, 2010, no forfeitures were utilized to reduce company contributions. At December 31, 2010, forfeitures of $18,908 were available to reduce future company contributions. No forfeitures were available to reduce future company contributions at December 31, 2009.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company’s contributions after two years of eligible service. Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed, and discretionary contributions, and related earnings. The Plan also allows for age 59½ in-service withdrawals of all or any portion of the participant’s vested account balance.

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds. Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan equal to the lesser of 50% of their vested account balance or $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. The Plan evaluated subsequent events through the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

For the year ended December 31, 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		Net Realized/
		Unrealized
	Fair Market	Appreciation
	Value	(Depreciation)
Mutual Funds:
Fidelity Investments:
Equity Income Fund	$–	$(53,876)
Government Income Fund	1,774,376	6,637
Balanced Fund	1,096,483	109,917
Low Price Stock Fund	1,989,803	328,562
Small Cap Stock Fund	1,737,693	310,739
Value Fund	–	(4,203)
International Discovery Fund	2,760,366	159,381
Cap Appreciation Fund	686,387	81,531
Spartan Extended Market Index Fund	451,842	125,059
Spartan International Index Fund	495,160	34,205
Spartan 500 Index Fund	2,749,679	300,838
Freedom Income Fund	91,839	5,175
Freedom 2000	15,641	40
Freedom 2010	1,572,231	113,600
Freedom 2020	2,230,640	168,719
Freedom 2030	2,210,811	199,542
Freedom 2040	852,931	84,231
Freedom 2005	601,828	33,617
Freedom 2015	1,324,218	104,705
Freedom 2025	645,269	59,480
Freedom 2035	130,830	13,273
Freedom 2045	398,711	34,836
Freedom 2050	294,504	25,049
Retirement Government Money Market Fund	4,481,113	–
Mutual Shares Class A	4,522,377	365,856
Davis NY Venture Fund	3,538,475	337,391
Columbia Acorn Select Z Fund	1,876,291	344,202
PIMCO Total Return Fund	4,002,049	957
PIMCO Real Return Institutional Fund	184,225	5,108
Oppenheimer Developing Markets A Fund	248,211	7,331
Allianz NFJ Small Cap Value Fund	1,609,882	289,718
Rydex/SGI Mid Cap Value A Fund	164,260	20,650
	44,738,125	3,612,270
Common Stock:
L. B. Foster Company Stock Fund	6,017,420	1,768,861
L.B. Foster Company Stock Purchase Account	1,068	–
	$50,756,613	$5,381,131

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

At December 31, 2010 and 2009, the fair value of investments representing 5% or more of the Plan’s assets is as follows:

	2010	2009
Fidelity Investments:
International Discovery Fund	$2,760,366	$3,196,562
Retirement Government Money Market Fund	4,481,113	4,354,707
Spartan 500 Index Fund	2,749,679	2,684,753
Mutual Shares Class A	4,522,377	2,702,790
Davis NY Venture Fund	3,538,475	3,181,749
PIMCO Total Return Fund	4,002,049	3,700,496
L. B. Foster Company Stock Fund	6,017,420	4,763,120

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the written form of the underlying volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

Investments included in the statements of net assets available for benefits include mutual funds totaling $44,738,125 and $38,926,764 and the Company’s common stock funds of $6,017,420 and $4,764,783 are stated at fair value as of December 31, 2010 and 2009, respectively. These investments are based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

Other Financial Information

L. B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower,		Shares	Fair Market
Lessor, or Similar Party	Description of Investment	Held	Value

Fidelity Investments*:
Government Income Fund	Government obligations	170,122	$1,774,376
Balanced Fund	Equities	60,147	1,096,483
Low Price Stock Fund	Equities	51,845	1,989,803
Small Cap Stock Fund	Equities	88,658	1,737,693
International Discovery Fund	Equities	83,546	2,760,366
Cap Appreciation Fund	Equities	27,087	686,387
Spartan Extended Market Index Fund	Index funds	11,838	451,842
Spartan International Index Fund	Index funds	14,079	495,160
Spartan 500 Index Fund	Index funds	61,818	2,749,679
Freedom Income Fund	Equity funds, fixed income funds	8,142	91,839
Freedom 2000	Equity funds, fixed income funds	1,310	15,641
Freedom 2010	Equity funds, fixed income funds	115,690	1,572,231
Freedom 2020	Equity funds, fixed income funds	161,758	2,230,640
Freedom 2030	Equity funds, fixed income funds	160,553	2,210,811
Freedom 2040	Equity funds, fixed income funds	106,483	852,931
Freedom 2005	Equity funds, fixed income funds	55,673	601,828
Freedom 2015	Equity funds, fixed income funds	116,774	1,324,218
Freedom 2025	Equity funds, fixed income funds	56,013	645,269
Freedom 2035	Equity funds, fixed income funds	11,406	130,830
Freedom 2045	Equity funds, fixed income funds	42,014	398,711
Freedom 2050	Equity funds, fixed income funds	31,397	294,504
Retirement Government Money	Government obligations,
Market Fund	money market securities	4,481,113	4,481,113
Mutual Shares Class A	Equities	219,107	4,522,377
Davis NY Venture Fund	Equities	103,042	3,538,475
Columbia Acorn Select Z Fund	Equities	65,308	1,876,291
PIMCO Total Return Fund	Fixed income securities	368,852	4,002,049
PIMCO Real Return Institutional Fund	Fixed income securities	16,217	184,225
Allianz NFJ Small Cap Value Fund	Equities	56,507	1,609,882
Oppenheimer Developing Markets A Fund	Equities	6,806	248,211
Rydex/SGI Mid Cap Value A Fund	Equities	5,076	164,260
			44,738,125

L. B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue, Borrower,		Shares	Fair Market
Lessor, or Similar Party	Description of Investment	Held	Value

L. B. Foster Company*:
Stock Fund	Common stock	146,981	6,017,420
Stock Purchase Account	Money market securities	–	1,068
			6,018,488
			50,756,613

Participant loans*	Participant loans, interest rates
	ranging from 4.25% to 10.50%,
	various maturities ranging
	from one to thirty years		1,226,234
			$51,982,847

*Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company 401(k) And Profit Sharing Plan
(Name of Plan)

Date:  June 29, 2011

/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial and Accounting Officer and Treasurer